

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 9, 2013

<u>Via E-mail</u>
Mr. Robert F. Hull Jr.
Chief Financial Officer
Lowes Companies, Inc.
1000 Lowe's Blvd
Mooresville, NC 28117

> **Re: Lowes Companies, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2013**
> **Filed April 2, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 1-7898**

Dear Mr. Hull:

　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ W. John Cash

　　　　　　　　　　　　W. John Cash
　　　　　　　　　　　　Branch Chief